SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 31, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	July 31, 2008

TAM and TAP Portugal broaden codeshare agreement

New phase of the partnership offers more convenience for passengers travelling between Portugal and Argentina

São Paulo, July 31, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) and TAP Portugal broaden the codeshare agreement signed between the two companies to offer daily connections between Portugal and Argentina. The partnership allows TAP to sell, with its own code, the flights operated by TAM to Buenos Aires, Argentina, via Sao Paulo and Rio de Janeiro.

With the start of this new phase of the partnership between TAM and TAP, passengers can check-in and send their luggage just once in Lisbon or Porto and have quick connections in Sao Paulo and Rio de Janeiro to continue to Buenos Aires, reducing the total travel time.

The partnership agreement, in force since September 2007, also extends to the TAM Loyalty and TAP Victoria programs, as well as including the entire services network made available by the two companies, creating multiple options for accumulating or exchanging points or miles.

“Broadening the agreement between TAM and TAP will be more convenient for passengers traveling between Portugal and Argentina. We hope to extend this new phase of the partnership to other South American destinations”, states Paulo Castello Branco, TAM Vice-President of Planning and Alliances.

“The success of our partnership is evident”, pointed out José Guedes Dias, TAP Director of Alliances and External Relations. “The gradual broadening of our cooperation demonstrates the commitment of both companies to ensure our Clients have services ever more convenient and special in terms of quality and reach. The mutual synergy of the TAP and TAM networks allow us to ensure the most convenient connections between Portugal and Brazil, and now also to Argentina”.

TAP believes that strengthening its cooperation with TAM will result in a considerably better service and range of options offered to its clients, which reflects the company’s main objective of anticipating and satisfying the growing needs of its passengers.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação

Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, and closed last June with a 48.6% market share. Among Brazilian airline companies that operate international flights, TAM’s market share was 75.3% . The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the domestic market through commercial agreements with regional companies. Its international operations include its own flights to 15 destinations in the United States, Europe and South America. Additionally, it has codeshare agreements with international airline companies that allow passengers to travel to another 64 destinations. TAM was the first airline company to launch a loyalty program in Brazil, TAM's scheme currently has 4.7 million associates and has distributed more than 5.5 million tickets in exchange for points.

About TAP Portugal
TAP Portugal is the Portuguese airline market leader, and a member of the Star Alliance since March 14, 2005 when the company celebrated its 60th anniversary. Its Hub in Lisbon is a privileged access platform to Europe, at the crossroads of Africa and North and South America, where TAP stands out as the leading European airline operating in Brazil, with 67 flights weekly. TAP’s network currently covers 58 destinations in 25 countries worldwide. Operating, on average, more than 1,850 flights weekly, TAP has a modern fleet of 53 Airbus aircraft and an additional 16 aircraft working for PGA which TAP acquired in 2007, forming a global fleet of 69 aircraft. Pursuing primarily a client-orientated policy, TAP continually invests in innovation and in the use of new technology, offering high quality, secure and reliable products and services.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.